Exhibit (b)(16)

No: SIN0ICL2016D04X009

No: SIN0ICL2016D04X009

Guarantee letter

To: XIN RONG LEASING LIMITED

Whereas:

1. XIN RONG LEASING LIMITED (hereafter referred to as the “Creditor” or the “Company”) and GRAND CHIP INVESTMENT GMBH (hereafter referred as the “Borrower”) executed a facility agreement (relating to a Euro 500, 000, 000 Term Loan Facility and all relevant security documents, hereafter referred as the “Facility Agreement”, details are set forth in the appendix) on 25 October 2016;

2. The guarantor agrees to irrevocably guarantee the joint and several liabilities of all the debt obligation of the Borrower under the Facility Agreement.

Through mutual friendly consultation, the guarantor and Creditor hereby execute the following guarantee letter (hereinafter referred to as this “Guarantee Letter”) on the following terms:

1. The guarantor is willing to guarantee the joint and several liabilities in relation to all and any of the obligations of the Borrower under the Facility Agreement. If the Borrower fails to repay or fully repay the principal and interest or other sums due on the date of repayment under the Facility Agreement, regardless of whether the Company has any other forms of securities, pledge, guarantees, earnest monies and security deposits, the Company may directly request the guarantor to repay any or all of the aforementioned sums due and/or payable, the guarantor shall, in accordance with the request from the Company (such request shall include a declaration signed by an official authorized person of the Company, declaring that such sums have become due and/or payable but the Borrower fails to repay as required under the Facility Agreement). To the extent permitted by law, the guarantor hereby irrevocably waives all its right of defense against the Company.

2. The scope of the guarantees includes all of the obligations to be performed by the Borrower under the Facility Agreement including but not limited to, repaying all principal, interest, damages, liquidated damages and other sums payable to the Company and the expenses incurred by the Company for exercising its rights (including litigation costs and legal counsels fees, notarial fees, and costs of execution etc.).

3. The guarantee period shall commence from the date of execution of this Guarantee Letter until 2 years after the expiration date of the performance of the loan obligation under the Facility Agreement. If the Company agrees to a time extension of the loan facilities, then the guarantee period shall extend to 2 years after the expiration date of such agreed performance of the loan obligation.

4. The guarantor hereby agrees that, the Company and the Borrower may, without notice to the guarantor or consent from the guarantor, amend or waive any terms under the above Facility Agreement, such as the time of performance of obligations, venue, method and any other conditions, and the guarantor shall continue to guarantee the joint and several liabilities under such Facility Agreement.

5. In the event that the Company accelerates the repayment of the loan under the Facility Agreement or releases the Facility Agreement, the guarantor agrees to perform its guarantee obligations immediately, including paying all due and accrued loan principal, interest, liquidated damages, damages and other amount payable and expenses incurred by the Company in exercising its rights (including litigation costs and legal counsels fees, notary fees, the costs of execution etc.);

6.  The guarantor shall repay the Company any unpaid amount of all or part of the sums due and/or payable by the Borrower calculated at an interest rate of 0.05% per day (from the date of default by the Borrower until the date of payment of such overdue sums by the guarantor);

7. Any disputes between the Company and the Borrower arising under the Facility Agreement or the invalidity or unenforceability of any terms under the Facility Agreement, or any acts, errors, events, or bankruptcy of the Borrower or insolvency of the Borrower shall not affect the guarantee obligations of the guarantor under this Guarantee Letter;

8. Rights and obligations of both parties under this Guarantee Letter shall be governed and construed in accordance with the laws of the People’s Republic of China;

9. During the term of this Guarantee Letter, all the disputes, issues arising from the performance of or relating to this Guarantee Letter shall be resolved by both parties through negotiation. If such disputes and issues cannot be resolved through negotiation, both parties agree to bring proceedings in the court. All the expenses (including court fees, legal counsel fees, execution fees and other relevant fees) arising from the proceeding shall be borne by the losing party. The local people’s court of such district, where this Guarantee Letter is executed, shall have jurisdiction over this Guarantee Letter.

10. The Guarantee Letter is executed in the New Pudong District, Shanghai;

11. The Guarantee Letter may be amended or supplemented through mutual agreement by both parties, any amendments and supplements hereto shall constitute an integral part of the Guarantee Letter;

12. All notices, requests relevant to this Guarantee Letter made between both parties shall be made in writing, and shall be sent to the contact address of the relevant party under this Guarantee Letter. A party shall promptly notify the other party of any changes to its address. The correspondence, if sent by personal delivery, shall be deemed sent after delivery; if sent by registered mail, shall be deemed as delivered three (3) days after the registered mail is sent; if sent by facsimile, shall be deemed as delivered after the relevant report for the successful transmission is received.

The guarantor hereby declares that, the above representations and warranties are irrevocable, and unconditional. Without the Company’s prior written consent, the joint and several liabilities of the guarantor shall not be terminated or released. In case of the expiry of the term of the Facility Agreement, the guarantor’s guarantee obligation under this Guarantee Letter shall not be reduced or waived by reason of the Company’s failure to exercise its rights to securities under such Agreement.

This Guarantee Letter shall come into force from the date of execution by the guarantor and shall continue to remain in force prior to the fulfilment of the guarantor’s guarantee obligations.

Guarantor:
Zhendong Liu
Address: Room304, No.452 of Xianyue Road, Siming district, Xiamen city, Fujian province, China Date: October 25, 2016